UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 1, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DivX, Inc.
File No. 1-33029 - CF# 21751

DivX, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for the information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2007.

Based on representations by DivX, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.23	until March 16, 2010
Exhibit 10.24	until March 16, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel